Filed under Rule 433
File No. 333-131159

CIT Group Inc.

Federal Funds (Open) Floating Rate Notes

Final Term Sheet

Issuer:	CIT Group Inc.

Principal Amount:	$1,500,000,000

Type:	SEC Registered – Registration Statement No. 333-131159

Issue Price:	100%

Agents’ Commission:	0.09629%

Proceeds to the Issuer:	$1,498,555,650

Pricing Date:	May 4, 2006.

Settlement Date:	May 9, 2006.

Maturity Date:	May 9, 2008.

Specified Currency:	U.S. Dollars ($)

Interest Payment Dates:	The 9th day of each month, subject to the modified following Business Day convention adjusted.

First Payment Date:	June 9, 2006.

Day Count/Accrual of Interest:	Actual/360

Interest Rate Basis:	Federal Funds (Open) Rate

Spread:	+14 basis points (0.14%)

Interest Rate Calculation:	Federal Funds (Open) Rate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:	Federal Funds (Open) Rate determined on the Settlement Date plus the Spread.

Interest Reset Dates:

Daily on each Business Day, commencing on May 9, 2006, provided that (a) the Federal Funds (Open) Rate in effect for any day that is not a Business Day shall be the Federal Funds (Open) Rate in effect for the prior Business Day and (b) the Federal Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date..

Interest Determination Date:	Each Interest Reset Date.

Minimum Denomination:	Minimum denominations of $1,000 and integral multiples of $1,000.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%

Exchange Listing:	None.

Other Provisions:

“Federal Funds (Open) Rate” means for any Interest Determination Date, the rate on that date for the Federal Funds open rate as that rate is displayed on Bridge Telerate, Inc. (or any successor service) on page 5 (or any other page as may replace that page on that service) (“Telerate Page 5”) or if not available on Telerate Page 5, the Federal Funds open rate at Garvin Guy Butler (or any successor entity). If the Federal Funds open rate does not appear on Telerate Page 5 and is not available from Garvin Guy Butler, or if the rate is not yet published by 9:00 a.m. New York City time, on any Interest Determination Date, then the Federal Funds (Open) Rate will be the Federal Funds open rate as displayed on Bridge Telerate, Inc. (or any successor service) on page 4833 (or any other page as may replace that page on that service) or from Prebon Marshall Yamane (or any successor entity). The Federal Funds (Open) Rate will be calculated on a weighted basis, meaning Friday’s rate will be in effect for Saturday and Sunday.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lehman Brothers Inc. or Banc of America Securities LLC will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847, or Banc of America Securities LLC toll-free at 1-800-294-1322 or by e-mail at dg.prospectus_distribution@bofasecurities.com.